

Mail Stop 4561

March 3, 2010

Bradley D. Bellville
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

>   **Re: The Money Tree Inc.**
>   **Post-Effective Amendments No. 2 to Registration Statements**
>   **on Form S-1**
>   **File No. 333-157700**
>   **File No. 333-157701**
>   **Filed February 18, 2010**

Dear Mr. Bellville:

We have reviewed the above-referenced filings and have the following comments. We have limited our review of your amended filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-157700)

General

1. Provide us with all materials used in the marketing of the Demand Notes and the

Debentures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Allowance for Credit Losses, page 25

2. We note your response to comments nine and ten of our letter dated February 8, 2010 and the disclosure revisions made to your post-effective amendments. We are still unclear as to how you were able to determine that your allowance for credit losses at September 25, 2009 was sufficient to cover the probable losses inherent in your portfolio at that date. Given your disclosure that you rely more heavily on recent charge-off data in developing your allowance, we are unclear as to how you determined that your allowance of $7.4 million at September 25, 2009 (which represented 11.7% of your gross outstanding receivables) was appropriate given that your net charge-off rate in 2009 was 15.8%. We further note that you decreased your allowance for credit losses to $7.3 million (or 10.1% of gross outstanding receivables) as of December 25, 2009 despite an annualized net charge-off rate of 13.1% during the quarter. Please advise and revise your filings to more clearly explain how the net charge-offs recognized in 2009 and the first quarter of 2010 impacted the level of your allowance at September 25, 2009 and December 25, 2009. Please also revise to address the following:

    -   You disclose that you rely more heavily on the most recent charge-off data to develop your benchmark percentage. Please quantify the actual look-back period used and disclose whether you place greater weighting on any quarters within this period;

    -   In your response you state that you revised your allowance methodology in 2009 to include a quicker "trigger" for recognition of losses. Please provide more information regarding this loss trigger and clarify whether you are referring to the point at which accounts are charged-off or the timing of when increases to the allowance are recorded; and

    -   In your response you state that the anticipated improvement in the quality of your portfolio impacted your allowance at September 25, 2009. Please clarify how you factored anticipated changes in credit quality into your current estimate of probable losses inherent in your portfolio at the balance sheet date.

3. We note your response to comment twelve of our letter dated February 8, 2010 and your revisions on page 32 where you provided information greater than 180 days. In regards to your Consumer Bankruptcy accounts, please address the following:

- Considering the only activity in this account resulted from charge-offs and adjustments of $1.782 m and $1.750 m in the year ended September 25, 2009, respectively, it is difficult to reconcile how only 52.5% of the accounts are greater than 180 days. Please advise.

- It appears, based on the account rollforward provided on page 23, that there have been no collections on bankruptcy accounts in more than three years. Confirm if our understanding is correct. If so, justify why you believe it is appropriate to continue to carry the loans rather than charge them off in a manner that is consistent with your stated policy (i.e. at 180 days).

- Please also tell us how the extensive analysis you performed in 2008 of your past due loans over 180 days delinquent impacted your charge-off policy for bankruptcy accounts.

Closing Comments

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Bradley D. Bellville
The Money Tree Inc.
February 8, 2010
Page 4

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael R. Clampitt at (202) 551-3434 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel
Financial Services Group

cc: Michael K. Rafter, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
        (By facsimile)